UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On March 6, 2026, SMX (Security Matters) PLC (the “Company”) accepted the resignation of Ophir Sternberg as Chairman of the Board and as a director, and the resignations of each of Roger Meltzer and Thomas Hawkins, as directors. Each of the resigning directors resigned for reasons other than any disagreement on a matter relating to SMX’s operations, policies or practices. As a result of the vacancies on the Board resulting from the resignations, the Board of Directors of the Company appointed each of Tan Cheong Hwai, Daniel Peterlin and Richard G. Hayes, as directors to fill those vacancies. The Board of Directors further adopted an independent director compensation plan (the “Director Plan”), as described further below.

The Company would like to express its sincere appreciation to Ophir Sternberg, Roger Meltzer and Thomas Hawkins for their service and contributions to the Company during their tenure on the Board of Directors. The Board thanks each of them for their leadership, guidance and commitment to the development of the Company and wishes them continued success in their future endeavours.

In connection with the Board transition, the Board of Directors nominated and appointed Haggai Alon, the Company’s Founder and Chief Executive Officer, to serve as the Chairman of the Board. In this role, Mr. Alon will lead the Board in supporting the Company’s strategic growth initiatives and in advancing the Company’s global expansion across its key industry verticals.

Tan Cheong Hwai, age 49, is a finance professional with over 20 years of working experience in a wide spectrum of roles in varying fields, from financial roles such as external and internal auditing and compliance, financial accounting, reporting, and planning & analysis, to non-financial roles such as administration, procurement, logistics, human resources, and business development. Since September 2023, Mr. Tan has been the Finance Director at Asia-Europe Foundation. From April 2022 – June 2023, he was the Head of Finance at *SCAPE Co Ltd. Prior to that, from September 2020 to April 2022, Mr. Tan was the Chief Financial Officer at Brahm Centre Ltd. Prior to that he had roles at various companies including as Financial Controller, Head of Administration (Finance & HR), Senior Finance Manager, and Internal Auditor, among others.

Daniel Peterlin, age 66, was, from March 2009 to December 2021, Industrial Director for leather goods at Christian Dior, then Director of Asian Operations for Louis Vuitton, and then Managing Director at LVMH Metiers d’Art. During this period, he served as a board member to five companies. Before that, from September 1997 to February 2009, he was a consultant and partner at McKinsey.

Richard G. Hayes, age 66, was the CEO/Executive Director of Gold Corporation (trading as The Perth Mint Australia), a vertically integrated precious metals refiner, minter, fabricator and trader, from June 2015- April 2022. Prior to that, from 2003 - June 2015, he was its CFO/Executive Director. From 2017 – September 2021, Mr. Hayes was the Non-Executive Chairman of Gold Industry Group Australia, an umbrella industry association representing peak gold miners and allied businesses in Australia. He also served in various capacities at Interchange Inc., a disability services provider, including as Non-Executive Director from 2013-December 2023, Deputy Chair from 2020 - December 2023, and Audit and Risk Committee Member and Chair 2013-2018, and 2018- December 2023. Mr. Hayes was a member of the Board of Governors at Wesley College Perth, from 2006 – December 2021, its Deputy Chair from 2015 – December 2021, a member of its Audit Committee from 2006 – 2011 and the Chair of its Audit Committee from 2013 – December 2021. He is a director of the Motor Museum of Western Australia, and was a director of True Gold Pty Ltd., from 2019 – October 2021, which is currently majority owned by the Company.

The appointments reflect the Company’s strategic objective to enhance Board expertise aligned with its next phase of global growth, particularly in the fashion and luxury sector, the mining and rare earth materials industry, and the Singapore financial ecosystem.

Each of Messrs. Tan, Peterlin and Hayes is independent under NASDAQ rules. There is no arrangement or understanding between any of Messrs. Tan, Peterlin and Hayes and any other persons pursuant to which they were elected as a director.

Each of Messrs. Tan, Peterlin and Hayes will receive compensation for his services as a director in accordance with the compensation package of the Company for all non-management directors.

Pursuant to the Director Plan as adopted on March 6, 2026, each non-management, independent member of the Board of Directors shall receive, on an annual basis for each full calendar year’s service as a Board member, a cash payment of $150,000. If the Chairman of the Board of Directors is an independent member of the Board of Directors, such director shall receive, on an annual basis for each full year’s service as the Chairman of the Board, an additional cash payment of $100,000. The payments described above shall be instituted retroactively to January 1, 2025, so that any eligible director (or Chairman of the Board) who was on the Board of Directors (or Chairman) on January 1, 2025 through December 31, 2025, shall be entitled to the above payments as applicable. Directors of the Company shall be further eligible to receive equity compensation from time to time for their services, in accordance with the Company’s equity incentive plans and as decided by the Compensation Committee of the Board of Directors or the entire Board.

Prior to the resignation of each of Messrs. Sternberg, Meltzer and Hawkins, each of them entered into an agreement (the “Agreement”) with the Company which provides, among other things, for (a) the mutual release of any and all claims against the other and a covenant not to sue, (b) the payment of director fees pursuant to the Director Plan, (c) the registration of certain ordinary shares (or ordinary shares underlying options) held by them, (d) the execution and delivery of a proxy in favor of Mr. Alon to vote their shares at any general or special meeting of the Company, until such time as they no longer beneficially own any ordinary shares of the Company, (e) the Company to procure that its Directors and Officers Insurance Policy shall continue to provide cover for each of them in respect of their respective periods of service as a director of the Company for a minimum of six years and (f) non-disparagement against the other.

The Agreement for each of Messrs. Sternberg, Meltzer and Hawkins, are attached as Exhibits 99.1, 99.2 and 99.3, respectively, to this Report on Form 6-K. The description of the terms of the Agreements are not intended to be complete and are qualified in their entirety by reference to such exhibits.

Exhibit Number	Description
99.1	Agreement, dated March 6, 2026, with Ophir Sternberg
99.2	Agreement, dated March 6, 2026, with Roger Meltzer
99.3	Agreement, dated March 6, 2026, with Thomas Hawkins

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 6, 2026

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer